REXAM

82-3

RECEIVED
2006 FEB -6 P 4:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Confidential
Office of International Corporate Finance
100 F Street, NE
Washington DC
20549
USA

DIRECT
TEL 00 44 20 7227 4132
FAX 00 44 20 7227 4139
email jennifer.smith@rexam.com

06010687

24 January 2006

Our ref SEC listing/jls

SUPPL

Dear Sirs

Rexam PLC/FI (0000800016)

I refer to my letter dated 6 December and 9 September 2005 (copies of which are attached for reference) requesting that you change our address on your web site. We notice that you have changed the mailing address but not our business address which still shows the Knightsbridge address.

Please will you arrange for your records to be updated.

Yours faithfully

PROCESSED
FEB 08 2006

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100

30/1

REXAM

Confidential
Office of International Corporate Finance
100 F Street, NE
Washington DC
20549
USA

DIRECT
TEL 00 44 20 7227 4132
FAX 00 44 20 7227 4139
email jennifer.smith@rexam.com

9 September 2005

COPY

Our ref SEC listing/jls

Dear Sirs

Rexam PLC/FI (0000800016)

On checking the Company's entry on the SEC website we have noticed that the previous business address is shown.

Please will you arrange to change the address.

Old addresss BOWATER HOUSE KNIGHTSBRIDGE LONDON ENGALND

New address 4 MILLBANK LONDON SW1P 3XR ENGLAND

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109

RECEIVED

U.S. Securities and Exchange Commission

2006 FEB -6 P 4:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REXAM PLC /FI (0000800016)

SIC: 8880 - American Depositary Receipts
State location: X0 | Fiscal Year End: 1231

Business Address
Incorrect ~~BOWATER HOUSE KNIGHTBRIDGE~~
~~LONDON ENGLAND~~ X0

Mailing Address
4 MILLBANK Correct
LONDON X0 SW1P 3XR

To limit filing results, enter form type or date (as 2002/05/23).

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Key to Descriptions

[Paper] Paper filings are available by film number from the SEC Public Reference Room.

[Cover] Filing contains an SEC-released cover letter or correspondence.

Items 1 - 63

Form	Formats	Description	Filing Date	File Number
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05011792**	2005-10-07	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05011158**	2005-09-13	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05010961**	2005-09-07	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05010902**	2005-09-01	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05010013**	2005-07-28	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05008481**	2005-06-02	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05008072**	2005-05-12	082-00003
ARS	[html] [text] 1 KB	**[Paper]**Annual Report to Security Holders Film# = **05007173**	2005-04-12	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05006417**	2005-03-07	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **05005628**	2005-02-08	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04054066**	2004-12-28	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04046939**	2004-12-17	082-00003
		[Paper]Voluntary Supplemental Material by Foreign Issuers		

SUPPL	[html] [text] 1 KB	[Section 11(a)] Film# = **04046314**	2004-11-22	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04046136**	2004-11-15	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04045646**	2004-10-21	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04045303**	2004-10-04	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04036809**	2004-09-10	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04035960**	2004-08-03	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04035891**	2004-08-03	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04035039**	2004-06-28	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04030817**	2004-06-15	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04035148**	2004-06-08	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04030540**	2004-06-03	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04030517**	2004-06-03	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04024826**	2004-05-04	082-00003
ARS	[html] [text] 1 KB	**[Paper]**Annual Report to Security Holders Film# = **04024644**	2004-04-28	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04024463**	2004-04-20	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04024367**	2004-04-14	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04010839**	2004-03-23	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04010488**	2004-03-11	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **04010037**	2004-02-23	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03045513**	2003-12-30	082-00003
SUPPL	[html] [text] 1	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03037336**	2003-11-13	082-00003

	KB			
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03037324**	2003-11-12	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03032328**	2003-09-29	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03029884**	2003-09-08	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03029809**	2003-09-04	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03029326**	2003-08-18	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03024863**	2003-07-29	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03024782**	2003-07-23	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03024348**	2003-07-08	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03022769**	2003-06-09	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03050662**	2003-05-22	082-00003
ARS	[html] [text] 1 KB	[Paper]Annual Report to Security Holders Film# = **03050133**	2003-04-21	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03007714**	2003-03-25	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03007222**	2003-03-10	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03007040**	2003-03-03	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03007436**	2003-02-20	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03003724**	2003-02-06	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03003477**	2003-01-21	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **03003145**	2003-01-07	082-00003
12G32BR	[html] [text] 1 KB	[Paper]Exemptions for American Depository Receipts and Certain Foreign Securities Film# = **02060761**	2002-11-19	082-00003
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **02060352**	2002-11-19	082-00003
SUPPL	[html]	[Paper]Voluntary Supplemental Material by Foreign Issuers	2002-11-05	082-00003

	[text] 1 KB	[Section 11(a)] Film# = **02055868**		
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **02055463**	2002-10-22	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **02049823**	2002-09-09	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **02049542**	2002-08-23	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **02049545**	2002-08-23	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **02049084**	2002-08-06	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **02042282**	2002-06-28	082-00003
ARS	[html] [text] 1 KB	**[Paper]**Annual Report to Security Holders Film# = **02060763**	2002-06-21	082-00003
ARS	[html] [text] 1 KB	**[Paper]**Annual Report to Security Holders Film# = **02060762**	2002-06-21	082-00003
SUPPL	[html] [text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = **02028194**	2002-04-02	082-00003

http://www.sec.gov/cgi-bin/browse-edgar